SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”), pursuant to the provisions of article 33, item XXIX of CVM Resolution 80/22, hereby informs its shareholders and the market in general that, by resolution of the General Shareholders' Meeting held on April 25, 2024, the Company's Audit Committee is now composed as follows:

• Eduardo Person Pardini – Coordinator e Financial Expert

Mr. Pardini has been an independent member of our Board of Directors and Coordinator of our Audit Committee since May 2023. He holds a bachelor’s degree in accounting from the Faculdade de Ciências Econômicas de São Paulo, with a postgraduate degree in administration with a focus on finance from Fundação Álvares Penteado, and several degrees in extension courses in Brazil and abroad, such as business strategy from Wharton Business School of the University of Pennsylvania, corporate management from Fundação Getúlio Vargas, ethics and corporate governance from Milliken University, and innovation from the Massachusetts Institute of Technology. He is currently a main partner at CrossOver Consulting & Auditing. He is also an Executive Officer of the Internal Control Institute Chapter Brazil, a member of the Audit Committee of Companhia de Saneamento de Santa Catarina, and a professor in the area of risk-based auditing in the MBA program at Trevisan Business School. Mr. Pardini has over 43 years of experience as an external and internal auditor, senior executive of multinational and Brazilian companies, professor, and speaker on auditing, internal controls, risk management, and governance for government entities and private sector entities.

• Karolina Fonsêca Lima - Member

Mrs. Lima has been an independent member of our Board of Directors and a member of our Audit Committee since May 2023. She holds a bachelor’s degree in accounting from Universidade Federal do Maranhão and in law from Ceuma University. She was the head of the of Concremat Engenharia e Tecnologia in São Luiz do Maranhão between 2019 and 2023. She worked at Companhia Docas do Maranhão between 2002 and 2019, as chief auditor, as a member of the Technical Audit Committee, the Eligibility Committee, and the Correctional Technical Committee of the Ministry of Infrastructure. She has been a member of the Statutory Audit Committee of Companhia de Processamento de Dados do Estado de São Paulo since May 2023. She is also an Associate of the Brazilian Institute of Corporate Governance (IBGC).

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• Karla Bertocco Trindade – Member

Ms. Bertocco has been the chairwomen of our Board of Directors since May 2023. She holds a bachelor’s degrees in public administration from Fundação Getúlio Vargas and in Law from the Pontifical Catholic University of São Paulo, a postgraduate degree in Administrative Law from Fundação Getúlio Vargas, and she participated in the Diversity Program in Boards of Directors of the Brazilian Institute of Corporate Governance. She is currently a partner at Jive Investiments (former Mauá Capital) and an independent member of the Board of Directors of Orizon Valorização de Resíduos (ORVR3). Mrs. Bertocco worked as an advisor to our CEO (2003 to 2006), State Sanitation Coordinator (2007), Institutional Relations Officer at ARSESP (2008 to 2010), General Officer of the Regulatory Agency for Delegated Public Transportation Services of the São Paulo State – ARTESP (2011 to 2015), Undersecretary of Partnerships and Innovation (2015 to 2018), she was our CEO (2018) and the Executive Government and Infrastructure Officer at BNDES (2019). She was also a member of the Board of Directors of Companhia Riograndense de Saneamento (2020 to 2022), where she held the position of Coordinator of the Innovation and Sustainability Committee, and was a member of the Boards of Directors of Equatorial Energia (2022 to 2023), Sabesp (2018), Companhia Paulista de Parcerias do Estado de São Paulo (2015 to 2018), and DERSA – Desenvolvimento Rodoviário S.A. (2011 to 2015).

São Paulo, May 7, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 8, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.